EXHIBIT 12.1

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/ DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the
	Nine Months	For the Years Ended December 31,
	Ended
	September 30, 2002	2001	2000	1999	1998	1997

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$848	$892	$748	$510	$(679)	$204
Interest and debt expense	110	150	168	268	426	433
Interest portion of rental expense	11	14	15	15	16	16

Earnings (loss) before fixed charges	$969	$1,056	$931	$793	$(237)	$653

Fixed charges:
Interest and debt expense	$110	$150	$168	$268	$426	$433
Interest portion of rental expense	11	14	15	15	16	16

Total fixed charges	$121	$164	$183	$283	$442	$449

Ratio of earnings to fixed charges	8.0	6.4	5.1	2.8	—	1.5

Deficiency in the coverage of fixed charges by earnings before fixed charges	—	—	—	—	$(679)	—